Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Result of Rio Tinto plc Rights Issue
1 July 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, THE PEOPLE’S REPUBLIC OF CHINA, HONG KONG SAR, JAPAN, PAPUA NEW GUINEA, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR SWITZERLAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
On 5 June 2009 Rio Tinto announced rights issues consisting of a 21 for 40 rights issue of 524,460,478 new Rio Tinto plc shares at 1,400 pence per share (the “Rio Tinto plc Rights Issue”) and a 21 for 40 rights issue of 150,015,297 new Rio Tinto Limited shares at A$ 28.29 per share (the “Rio Tinto Limited Rights Issue” and, together with the Rio Tinto plc Rights Issue, the “Rights Issues”).
Rio Tinto announces that the Rio Tinto plc Rights Issue closed for acceptances at 11.00 a.m. London time on Wednesday, 1 July 2009.
Rio Tinto received valid acceptances in respect of 508,577,688 new Rio Tinto plc shares, representing approximately 96.97% of the total number of new Rio Tinto plc shares offered to shareholders pursuant to the fully underwritten Rio Tinto plc Rights Issue.
It is expected that the new Rio Tinto plc shares in uncertificated form will be credited to CREST accounts on Thursday, 2 July 2009, and that definitive share certificates in respect of new Rio Tinto plc shares in certificated form will be dispatched to shareholders by Wednesday, 8 July 2009.
It is expected that the new Rio Tinto plc shares will commence trading fully paid on the London Stock Exchange’s main market for listed securities on Thursday, 2 July 2009.
It is also expected that the results of the Rio Tinto Limited Rights Issue (which are not yet available) will be announced on Friday, 3 July 2009.
Subscribers will be sought for the remaining 15,882,790 new Rio Tinto plc shares.
If you have further questions, please telephone the Rio Tinto plc Shareholder Helpline or the Rio Tinto Limited Shareholder Helpline on the numbers set out below. The helplines are available from 8.30 a.m. to 5.30 p.m. (London time and Melbourne time, respectively) Monday to Friday (except bank and other public holidays) and are expected to remain open until 22 July 2009 and 24 July 2009, respectively.
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Rio Tinto plc Shareholder Helpline	Rio Tinto Limited Shareholder Helpline

0800 435 021 (from inside the UK) +44 (0) 870 703 6364 (from outside the UK)	1800 813 292 (from inside Australia) +61 3 9415 4030 (from outside Australia)
Please note that, for legal reasons, the Rio Tinto plc Shareholder Helpline and the Rio Tinto Limited Shareholder Helpline are only able to provide information contained in the Prospectus (as defined below) and information relating to Rio Tinto plc’s and Rio Tinto Limited’s registers of members and are unable to give advice on the merits of the Rights Issues, or provide legal, financial, tax or investment advice.

For more information contact:
Media Relations, London	Media Relations, Australia
Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349
Christina Mills
Office: +44 (0) 20 7781 1154	Ian Head
Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101
Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.
This announcement is an advertisement and does not constitute a prospectus. Nothing in this announcement should be interpreted as a term or condition of either of the rights issues announced by Rio Tinto plc and Rio Tinto Limited. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities in Rio Tinto plc or Rio Tinto Limited must be made only on the basis of the information contained in and incorporated by reference into the prospectus dated 16 June 2009 relating to the Rights Issues (the “Prospectus”).
These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The securities mentioned herein may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the securities in the United States.
These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase or subscribe for securities in Canada, the People’s Republic of China, Hong Kong SAR, Japan, Papua New Guinea, Singapore, the Republic of South Africa or Switzerland or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction, and no public offer of rights or shares will be made in such jurisdictions. The securities mentioned herein have not been and will not be registered under the securities laws of such jurisdictions and may not be offered or sold in such jurisdictions except pursuant to an exemption from and in compliance with any applicable securities laws.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

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Neither the content of Rio Tinto’s website (or any other website) nor the content of any website accessible by hyperlinks on Rio Tinto’s website is incorporated into, or forms part of, this announcement.